1 Exhibit 99.1 Sibanye Stillwater Limited Incorporated in the Republic of South Africa Registration number 2014/243852/06 Share codes: SSW (JSE) and SBSW (NYSE) ISIN – ZAE000259701 Issuer code: SSW (“Sibanye-Stillwater”, “the Company” and/or “the Group”) Registered Address: Constantia Office Park Bridgeview House • Building 11 • Ground Floor Cnr 14th Avenue & Hendrik Potgieter Road Weltevreden Park • 1709 Postal Address: Private Bag X5 • Westonaria • 1780 Tel +27 11 278 9600 • Fax +27 11 278 9863 Website: www.sibanyestillwater.com MARKET RELEASE Sibanye-Stillwater files its 2024 annual report on Form 20-F Johannesburg, 25 April 2025: Sibanye-Stillwater (Tickers JSE: SSW and NYSE: SBSW) is pleased to advise that it has filed its annual report on Form 20-F for the year ended 31 December 2024 (Form 20-F) with the U.S. Securities and Exchange Commission. The document can be accessed on Sibanye-Stillwater’s website at https://www.sibanyestillwater.com/news-investors/reports/annual. Sibanye-Stillwater’s shareholders and holders of American depositary shares may also request hard copies of the Form 20-F, which includes the audited financial statements, by emailing the Company Secretary, Lerato Matlosa, at Lerato.Matlosa@sibanyestillwater.com. Shareholders are referred to the announcement published on SENS at 8.00 SAST today and are further advised that the Group Financial Report containing the Group’s audited consolidated and Company financial statement is also available on the JSE cloudlink https://senspdf.jse.co.za/documents/2025/jse/isse/sswe/AFS2024.pdf About Sibanye-Stillwater Sibanye-Stillwater is a multinational mining and metals processing group with a diverse portfolio of operations, projects and investments across five continents. The Group is also one of the foremost global recyclers of a suite of metals and has interests in leading mine tailings retreatment operations. Sibanye-Stillwater is one of the world’s largest primary producers of platinum, palladium, and rhodium and is a top tier gold producer. It also produces and refines iridium and ruthenium, nickel, chrome, copper and cobalt. The Group has also diversified into battery metals mining and processing and has increased its presence in the circular economy by growing its recycling and tailings reprocessing exposure globally. For more information, refer to www.sibanyestillwater.com. Investor relations contact: Email: ir@sibanyestillwater.com James Wellsted Executive Vice President: Investor Relations and Corporate Affairs Tel: +27 (0) 83 453 4014 Website: www.sibanyestillwater.com LinkedIn: https://www.linkedin.com/company/sibanye-stillwater Facebook: https://www.facebook.com/SibanyeStillwater YouTube: https://www.youtube.com/@sibanyestillwater/videos X: https://twitter.com/SIBSTILL Sponsor: J.P. Morgan Equities South Africa Proprietary Limited